

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

John Keeler
Chief Executive Officer and Executive Chairman
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, Florida 33172

> **Re: Blue Star Foods Corp.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2023**
> **File No. 333-273525**

Dear John Keeler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing